FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                          For the month of   June, 2004
                                            ------------


                                TECHNOPRISES LTD.
                    (formerly known as BVR Technologies Ltd.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

           Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F  |X|           Form 40-F   |_|

A General Meeting of the shareholders of Technoprises Ltd, an Israeli corporation (the "Company"), was held at 3:00 p.m. on May 31, 2004 at the Company's offices in Tel Aviv, Israel. At the meeting, the following items proposed by the Company were approved by the requisite vote of shareholders.

IT WAS RESOLVED:

1. TO REPLACE the existing Articles of Association of the Company with new Articles of Association in the form attached as Annex A to the Company's Proxy Statement.

2. TO APPROVE, RATIFY AND CONFIRM the following actions approved at the previous General Meeting held on February 18, 2004(the "Previous Meeting"): (i) The Split of all of the Company's issued and un-issued Ordinary Shares, as of the date of the Previous Meeting, such that every 1 Ordinary Share, nominal value NIS 0.50, was split into 50 Ordinary Share, nominal value NIS 0.01 each (the "Split"), such that the authorized share capital of the Company after the Split was NIS 15,000,000 divided into 1,500,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company after the Split was NIS 4,918,850.5 divided into 491,885,050 Ordinary Shares, nominal value NIS 0.01 each. (ii) After the Split the cancellation of 49 Ordinary Shares out of each 50 Ordinary Shares, nominal value NIS
         0.01 each (the "Cancellation"), such that after such Cancellation (and prior to the capital increase and share issuances approved at the Previous Meeting), the authorized share capital of the Company shall was NIS 300,000 divided into 30,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company was 9,837,701 Ordinary Shares, nominal value NIS 0.01 each. The consideration paid for the issued shares prior to their cancellation shall be registered in the books of the Company as a capital fund which shall be deemed for any and all matters as a premium paid on the shares that shall remain in the capital of the Company after the said cancellation. The balance of the nominal value of the shares to be deleted as a result of the cancellation shall be registered in the books of the Company as a fund that the Company may not distribute to its shareholders without their prior approval.

3. TO CONVERT all of the Company's issued and un-issued Ordinary Shares, nominal value 0.01 each, into Ordinary Shares non par value each (respectively, the "Conversion" and "Ordinary Shares").

4. TO INCREASE the Company's authorized share capital by 300,000,000 Ordinary Shares, non par value each (the "Increase").

         Following the Conversion, and Increase the Company's authorized share capital is 500,000,000 Ordinary Shares, non par value each and the issued share capital of the Company is 120,877, 010 Ordinary Shares.

5. TO CONSOLIDATE all of the Company's issued and un-issued Ordinary Shares, such that every 4-8 Ordinary Shares, non par value each (as shall be determined by the Board of Directors), shall be consolidated into 1 Ordinary Share, non par value each (the "Consolidation"). To authorize the Board of Directors to determine the ratio of the Consolidation, within the range of 4-8 Ordinary Shares into 1 Ordinary Share (the "Consolidation Range"), and to effect the Consolidation within a period of six months following the date of the Meeting (the "Consolidation Period"). A consolidation not within the Consolidation Range or Consolidation Period will require an approval by an additional

         General Meeting. All fractional shares that result from the Consolidation will be rounded to the nearest whole Ordinary Share. Following the execution of the Consolidation, to amend Section 11 of the New Articles in accordance with the Consolidation.

6. TO APPROVE, RATIFY AND CONFIRM the appointment the following new directors of the Company's Board of Directors: (i) Adam Ofek and Prosper Abitbol - for the period of the coming three years (until the third Annual Meeting of the Company's Shareholders following this Meeting) (an appointment for such period is permissible under the provisions of the New Articles); and (ii) Steve Cohn, Michel Habib, and Jerry Cahn, - for the coming year (until the next Annual Meeting). Steve Cohn and Michel Habib are regarded as Independent Directors under the SEC and ACC regulations.

7. TO APPROVE the appointment of Yossi Zelikovsky [Israeli I.D. 029640380] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

8. TO APPROVE the appointment of Lea Siegel [Israeli I.D. 1762521 ] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

9. TO RATIFY APPROVE AND CONFIRM the appointment BDO Israel (Ziv Haft & Co.), as the independent public auditors of the Company for completion of the auditing of the Company's financial statements for the year ending on December 31, 2003 and as the independent public auditors of the Company for the year ending on December 31, 2004 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the volume and nature of their services, as the Board of Directors may deem fit in their sole discretion. The Board of Directors is authorized to delegate all authority authorized hereunder to the Company's audit committee.

10. TO RATIFY APPROVE AND CONFIRM the reservation of a pool of 24,000,000 Ordinary Shares of the Company (the "Option Pool"), which will be designated for future grants of options to purchase Ordinary shares of the Company to employees, directors, officers and consultants of the Company and its subsidiaries ("Options"), all under terms of an Option Plan which will be approved by the Company's Board of Directors. The Company's Board of directors is authorized to resolve with respect to future allocation and grants of Options out of the Option Pool (subject to the applicable law).

The Company's consolidated financial statements for the year ended on December 31, 2003 were not presented at the Meeting. Adam Ofek reported that the Company's auditors are finalizing the financial statements and that there has been a slight technical delay in the finalization of the Financial Statements, due to a delay in the receipt of the financial information relating to Coresma Ltd., one of the Company's subsidiaries (which is currently not operational). The Financial Statements will be presented to the Shareholders at the next Shareholder Meeting.

                            [Form 6-K Signature Page]


           Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TECHNOPRISES LTD.
                                                (Registrant)


                                                By: /s/ Adam Ofek
                                                    ----------------------------
                                                        Adam Ofek
                                                        President


Dated:  June 2, 2004